Exhibit 99.2

Celulosa Arauco y Constitución S.A. Third Quarter 2010 Results November 24th, 2010

Interim Review Third Quarter 2010 Results

November 24th, 2010

3	Highlights
4	Consolidated Income Statement Analysis
8	Review by Business Segment
10	Balance Sheet Analysis
12	Financial Ratios
13	Third Quarter and Subsequent Events
14	Financial Statements

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

CONFERENCE CALL December 3rd, 2010 11:30 am Santiago time 09:30 am Eastern time (New York) Please Dial: (404) 665-9587 from USA +1 (973) 935-8893 from other countries Conference ID: 27811735

Interim Review Third Quarter 2010 Results

November 24th, 2010

HIGHLIGHTS

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Arauco’s consolidated sales reached U.S. $1,035.1 million during the third quarter of 2010, an increase of 13.3% compared to the U.S. $913.4 million obtained in the second quarter of 2010. This increase is mainly explained by higher sales volume of 29.5% in Pulp and an increase in prices in our Sawn Timber and Panel divisions of 18.4% and 15.4% respectively.

•	During the third quarter of 2010, consolidated adjusted EBITDA reached U.S. $387.0 million, an increase of 1.7% compared to the U.S. $380.6 million EBITDA obtained during the second quarter of 2010.

•

Arauco’s consolidated Net Income for the third quarter of 2010 reached U.S. $198.8 million, an increase of 14.2% compared to the U.S. $174.1 million obtained in the second quarter of the year, mainly explained by higher gross margin of 11.6%, an increase in other operating income by U.S. $16.2 million and Foreign exchange gains increases of U.S. $20.3 million.

•	Capital expenditures during the third quarter of 2010 reached U.S. $72.8 million, a decrease of 58.5% when compared to the U.S. $175.5 million expended during the second quarter of 2010.

Key Figures

In U.S. Million	3Q 10	2Q 10	3Q 09	QoQ	YoY	YTD 2010	YTD 2009	YoY
Sales	1,035.1	913.4	834.7	13.3%	24.0%	2,733.4	2,227.6	22.7%
Cost of Sales	(614.1)	(536.1)	(572.0)	14.6%	7.4%	(1,642.1)	(1,580.4)	3.9%
Gross Margin	421.0	377.3	262.7	11.6%	60.3%	1,091.3	647.2	68.6%
Operating Income (1)	242.8	211.5	92.4	14.8%	162.8%	593.3	182.6	224.8%
Net Income	198.8	174.1	93.3	14.2%	113.0%	435.3	153.4	183.8%
Adjusted EBITDA (2)	387.0	380.6	204.8	1.7%	88.9%	986.6	485.7	103.1%
EBITDA Mg	37.4%	41.7%	24.5%	(10.3%)	52.3%	36.1%	21.8%	65.5%
CAPEX	72.8	175.5	241.1	(58.5%)	(69.8)%	389.9	433.4	(10.0%)
Net Financial Debt	2,536.8	2,645.3	2,502.2	(4.1%)	1.4%	2,536.8	2,536.8	0.0%
Capitalization (3)	10,073.0	9,483.2	9,306.3	6.2%	8.2%	10,073.0	9,306.3	8.2%
ROCE (4)	7.5%	7.1%	3.2%	6.4%	131.5%	6.3%	2.1%	201.3%

(1)	Operating Income = Gross Margin - Distribution Costs - Administration Expenses
(2)	Adjusted EBITDA = Operating Income + Depreciation + Stumpage + Special Items
(3)	Capitalization = Financial Debt + Equity
(4)	ROCE = EBIT (1 - tax rate) / Total Capitalization

Interim Review Third Quarter 2010 Results

November 24th, 2010

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	3Q 10		2Q 10		3Q 09
Pulp	531.0	51%	428.4	47%	448.9	54%
Sawn Timber	172.6	17%	161.6	18%	139.2	17%
Panels	285.2	28%	275.3	30%	226.8	27%
Forestry	41.4	4%	42.1	5%	16.4	2%
Others	4.9	0%	5.9	1%	3.3	0%
TOTAL	1,035.1	100%	913.4	100%	834.7	100%

Consolidated Sales

Arauco’s consolidated sales for the third quarter of 2010 reached U.S. $1,035.1 million, 13.3% higher than the U.S. $913.4 obtained during the second quarter of 2010, mainly due to higher sales in almost all of our product lines. Pulp, Sawn Timber and Panel divisions increased 24.0%, 6.8% and 3.6% respectively, compared with the previous quarter. This was partially offset by a 1.5% decrease of the Forestry division sales.

Compared to the U.S. $834.7 million obtained in the third quarter of 2009, consolidated sales were 24.0% higher during the third quarter of 2010, mainly due to an increase in sales of all our business segments.

Interim Review Third Quarter 2010 Results

November 24th, 2010

Production

During the third quarter of this year, production volume increased 38.8% in our Pulp division, 8.4% in Sawn Timber and 1.6% in Panels when compared with the last quarter. Compared to the third quarter of 2009, production volume increased 4.9% in Panels and 6.2% in Sawn Timber, while the Pulp division decreased its production by 15.9%.

Interim Review Third Quarter 2010 Results

November 24th, 2010

EBITDA Composition

In U.S. Million	3Q 10	2Q 10	3Q 09	QoQ	YoY	YTD 2010	YTD 2009	YoY
Revenue	1,035.1	913.4	834.7	13.3%	24.0%	2,733.4	2,227.6	22.7%
Cost of Sales	(614.1)	(536.1)	(572.0)	14.6%	7.4%	(1,642.1)	(1.580.4)	3.9%
Gross Profit	421.0	377.3	262.7	11.6%	60.3%	1,091.3	647.2	68.6%
Distribution Costs	(103.4)	(89.9)	(105.0)	14.9%	(1.6%)	(271.2)	(287.9)	(5.8%)
Administrative Expenses	(74.8)	(75.8)	(65.2)	(1.3%)	14.6%	(226.8)	(176.6)	28.4%
Operating Income	242.8	211.5	92.4	14.8%	162.8%	593.3	182.6	224.8%
Depreciation	57.0	65.5	60.8	(13.0%)	(6.2%)	167.2	155.9	7.2%
Stumpage	87.2	89.6	51.7	(2.7%)	68.7%	221.1	147.1	44.2%
EBITDA	387.0	366.6	204.8	5.6%	88.9%	972.5	485.7	100.3%
Special Items (1)		14.0				14.0
Adjusted EBITDA	387.0	380.6	204.8	1.7%	88.9%	986.6	485.7	103.1%

(1)	Special Items corresponds to net insurance claims related to business interruption due to the 02/27 earthquake in Chile

EBITDA

Consolidated adjusted EBITDA for this quarter was U.S. $387.0 million, a 1.7% higher than the U.S. $380.6 million reached during the previous quarter (Figure 2). Pulp, Panels and Sawn Timber’s EBITDA increased U.S. $49 million, U.S. $11 million and U.S. $2 million, respectively, partially offset by our Forestry’s EBITDA which decreased U.S. $39 million.

Consolidated adjusted EBITDA for the third quarter of 2010 was 88.9% higher than the U.S. $204.8 million for the same period of 2009.

Interim Review Third Quarter 2010 Results

November 24th, 2010

Operating Income

Arauco’s consolidated Operating Income during the third quarter of the year reached U.S. $242.8 million, an increase of 14.8% compared to the U.S. $211.5 million obtained during the second quarter of 2010. This is the result of higher average prices in Sawn Timber and Panels by 18.4% and 15.4% respectively, and an increase in Pulp sales volume by 29.5%, partially offset by lower sales volume in Panels and Sawn Timber by 10.2% and 9.8% respectively, and lower Pulp prices by 4.1%.

In general, average unitary costs of pulp have increased when comparing the third quarter of 2010 with the previous quarter. Our BKPR unitary costs were 5.4% higher and EKPR unitary costs slightly increased 1.3%, while UKP unitary costs dropped 10.2%.

During the third quarter of 2010, Arauco’s consolidated Operating Income was 162.8% higher than the U.S. $92.4 million reached in the same quarter of 2009. This is a consequence of an increase in prices of all product lines: Pulp prices increased by 50.8%, Panels prices increased by 29.9% and Sawn Timber prices increased by 29.2%. Higher prices were partially offset by lower sales volume of our Pulp, Sawn Timber and Panels division by 22.7%, 4.0% and 3.2% respectively.

Net Income

Net Income for the third quarter of 2010 reached U.S. $198.8 million (Figure 3), an increase of 14.2% compared to the U.S. $174.1 million obtained in the second quarter of 2010. This is mainly explained by a 14.8% increase in operating income, due to higher pulp sales volume and higher prices for our Panels and Sawn Timber segments. Also, higher Net Income is explained by an increase in Other Operating Income by U.S. $16.2 million and an increase in Foreign exchange gains by U.S. $20.3 million.

Compared to the U.S. $93.3 million obtained in the third quarter of 2009, consolidated Net Income was 113.0% higher during the third quarter of 2010, mainly due to higher revenues in all our products divisions and an increase in Other Operating Income by U.S. $28.0 million.

Operating Income	=	Gross Margin – Distribution costs – Administration expenses

Non Operating Income	=	Other operating income + Other operating expenses + Other income (loss) + Financial income + Financial costs + Participation in (loss) profit in associates and joint ventures accounted through equity method + Exchange rate differences

Interim Review Third Quarter 2010 Results

November 24th, 2010

REVIEW BY BUSINESS SEGMENT

1.- Pulp Division

The third quarter of 2010 was quite stable in terms of global pulp prices. There were adjustments in some markets due to the difficulty of transferring the increases experienced during the previous quarters to the price of end products. These adjustments started to show at the end of the second quarter.

Global inventory, measured in days of production, began to raise from a very low level in late June, from 21 days in long fiber and 29 days in short fiber to 27 and 38 days respectively, late in the third quarter. These levels are still considered within a normal range. However, this increase has had an impact in price stabilization and in some cases it has produced downward adjustments, especially in short fiber. The behavior of Asia in general remained as seen in the late second quarter.

In China it was difficult to transfer pulp prices to paper. The oversupply of paper in China, due to new productions, has influenced the rest of Asia negatively impacting pulp sales and forcing to make concessions in prices. The adjustments are especially in short fiber due to the aggressiveness of Asian pulp producers (China and Indonesia) that have few alternatives of sales outside the region. In part, this is due to the new Rizhao pulp plant that started operations in late second quarter and that during the third quarter began selling large production volumes.

Despite this, the adjustments have been moderate for pulp produced in Asia. There were only major adjustments in short fiber produced in China and Indonesia, and long fiber from Russia. Regarding to the latter, there was an aggressive downward adjustment, which was not followed by the market in general and therefore the trend was quickly reversed by the Russian producers. In Asia, the two biggest difficulties of the quarter were the oversupply of paper and the start up of the new short fiber pulp mill (Rizhao).

The situation in Europe has been different. Inventories are still relatively low and paper demand active, even during the European summer months. Due to the market situation in Asia, prices stopped increasing and they remain stable. The paper market is still active in almost all levels: writing, printing, tissue, packaging, etc. The lower level of inventories implied that paper customers would like to ensure supply, but consumption as such has not changed and remains stable or with seasonal increases.

In Latin America the market is active, prices are stable and inventories are low. Pulp prices are following the global trend, but the safe and regular supply has become a priority for customers. In the Fluff pulp market, regularity and security of supply has meant a stable price at an appropriate level and there is no evidence of major changes.

Less regular markets used to spot prices, get more supply and prices are no longer as those observed during the second quarter. These are the only markets where prices have fallen more significantly, however, there is no crash and levels still remain high.

Interim Review Third Quarter 2010 Results

November 24th, 2010

2.- Sawn Timber Division

The real estate and construction market in the United States has shown a slight rise during the third quarter of 2010. The housing start index reached 610,000 units per year in September. However, current levels of construction are still low compared to the average of the last 10 years.

During the third quarter of this year, the demand for wood products registered a slight decrease in all markets. This has caused sales prices to fall, especially in China, Korea, Mexico and Taiwan.

Also, there was a decrease in sale prices of moldings and lumber when compared with the last quarter. This is the result of a surplus in inventories held by most distributors.

During this quarter, sales in Chile have been better than the previous year, driven mainly by the requirements of the reconstruction of Chile after the earthquake.

3.- Panels Division

At the end of the third quarter of this year, consolidated sales of panels showed a significant rise of 39% and sales volume increased 19% compared to the same period last year. Most of all, this allows us to see the strong recovery in sale prices in all product lines.

MDF and Particleboard have led the recovery and have continued showing strong volume increases, 25% and 40% respectively. This has been driven mainly by the demand in Brazil and Argentina, which has been estimated to remain strong until the end of the year.

Although during this period the demand for MDF and Plywood boards maintained its growth in both price and volume in the rest of Latin American markets. The last quarter of this year already shows an adjustment in price and a decrease in demand. This is due mainly to the higher levels of inventory maintained in the different distribution channels and to the aggressive strategies of competitors in the market.

During this period, prices of MDF moldings to USA continued to rise, resulting primarily from the post-earthquake effect. But for the remainder of the year, prices are already being adjusted downward since the demand in U.S.A. has still not recovered and local moldings manufacturers have taken very aggressive positions to regain market share.

Regarding Plywood, Europe had been showing signs of recovery in terms of volume and price, but after the summer holidays in the northern hemisphere activity has not picked up as expected, leaving importers with high inventories. For the remainder of the year there could be some pressure causing a slight decrease in prices.

In summary, this period has shown positive figures in terms of volume and prices. However, the fourth quarter anticipates some price declines due to the deceleration of the market, high inventories held by clients and more aggressiveness by competitors.

Interim Review Third Quarter 2010 Results

November 24th, 2010

BALANCE SHEET ANALYSIS

Assets

Current Assets reached U.S. $3,024.6 million at the end of the third quarter of 2010, an increase of 25.6% compared to the second quarter of 2010. When compared with the U.S. $2,340.5 million reached in the same period last year, there was an increase of 29.2%.

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Cash: During the third quarter of 2010, our cash balance increased by 148.3% or U.S. $531.2 million when compared to the previous quarter. This is mainly due to the U.S. $614 million raised through bonds issued by Arauco in September of this year in the local and U.S. market and U.S. $100 million received from insurance claims related to the February 27th earthquake.

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Accounts receivables: Accounts receivables increased U.S. $37.9 million or 4.3% compared to the second quarter of 2010. When compared to the same quarter of 2009, Accounts receivables increased U.S. $311.9 million or 51.9%, mainly explained by the insurance claims for business interruption and damages related to the February 27th earthquake.

Non Current Assets reached U.S. $9,246.2 million at the end of the third quarter of 2010, an increase of 1.9% compared to the second quarter of 2010. When compared with the U.S. $8,924.2 reached in the same period last year, there was an increase of 3.6%.

Interim Review Third Quarter 2010 Results

November 24th, 2010

Financial Debt

Arauco’s consolidated financial debt as of September 2010 reached U.S. $3,426.4 million, an increase of 14.1% or U.S. $422.8 million when compared to June 2010. This is mainly due to the local and 144A bonds that Arauco issued during September of this year for approximately U.S. $614 million, partially offset by the payment of a U.S. $247.7 bond that matured in August of this year. When compared to September 2009, our financial debt increased 8.4% or U.S. $266.8 million.

Our short term financial debt shows a 46.6% increase mainly explained by the addition of U.S. $ 387 million of our 7.75% notes due in September 2011 and the remaining balance of U.S. $ 40 million from a pre-export financing loan obtained during the third quarter.

Our consolidated net financial debt decreased 4.1% or U.S. $108.4 million when compared with June 2010. Compared with the same quarter of 2009, our consolidated net financial debt increased 1.4% or U.S. $34.7 million.

Financial Debt

In U.S. Million	Sep 2010	Jun 2010	Sep 2009
Other Short Term Financial Debt	534.4	364.5	508.8
Other Long Term Financial Debt	2,892.0	2,639.1	2,650.9
TOTAL FINANCIAL DEBT	3,426.4	3,003.6	3,159.6
Cash and cash equivalents	889.6	358.3	657.4
NET FINANCIAL DEBT	2,536.8	2,645.3	2,502.2

Interim Review Third Quarter 2010 Results

November 24th, 2010

FINANCIAL RATIOS

Financial Ratios

	3Q 10		2Q 10		3Q 09		YTD 2010		YTD 2009
Profitability
Gross Margin	40.7%		41.3%		31.5%		39,9%		29,1%
Operating Margin	23.5%		23.2%		11.1%		21,7%		8,2%
EBITDA Margin	37.4%		41.7%		24.5%		36,1%		21,8%
ROA (EBIT / Total Assets)	8.2%		7.4%		3.4%		6,7%		2,2%
ROCE (EBIT x (1 - tax rate) / Total Capitalization)	7.5%		7.1%		3.2%		6,3%		2,1%
ROE (Net Income / Equity)	12.0%		10.8%		6.2%		8,8%		3,5%
Leverage
Interest Coverage Ratio (EBITDA / Interest Expenses)	6.3	x	6.6	x	4.5	x	5,8	x	3,8	x
Net Financial Debt / EBITDA	1.6	x	1.7	x	3.1	x	1,9	x	3,9	x
Financial Debt / Total Capitalization	34.0%		31.7%		34.1%		34,0%		34,1%
Net Financial Debt / Total Capitalization	25.2%		27.9%		27.0%		25,2%		27,0%
Financial Debt / Equity	51.6%		46.4%		51.7%		51,6%		51,7%
Net Financial Debt / Equity	38.2%		40.8%		41.0%		38,2%		41,0%

Interim Review Third Quarter 2010 Results

November 24th, 2010

THIRD QUARTER AND SUBSEQUENT EVENTS

In September Arauco achieved it’s lowest yields ever in both local and international bond markets

Bond issuance in the Chilean Market

On September 2nd, 2010, Arauco issued a series of bonds in the Chilean market for approximately U.S. $210 million. The bond, of 5,000,000 UF (unit of account used in Chile), was issued at a yield of 3.18% with a maturity of 10 years bullet. This yield is the lowest reached by Arauco in its history, with a spread of 53 bps over the BCU-10 (Chilean Treasury Bond) and one of the lowest ever reached in Chile by a 10 year corporate bond.

The series of bonds received a local rating of AA by Fitch Ratings and Feller-Rate (strategic affiliate of Standard & Poor’s).

Bond issuance in the U.S. Market

On September 14th, 2010, Arauco issued a 144 A / reg S bond in the U.S. market for U.S. $400 million. The bond was issued at a yield of 5.115% with a maturity of 10 years bullet, with a spread of 245 bps over the UST-10. This yield is also the lowest ever reached by Arauco in the international market.

The 144 A / reg S bond received an international rating of BBB+ rating by Fitch Ratings, BBB by Standard & Poor’s and Baa2 by Moody’s.

Arauco earthquake recovery strategy earns international recognition

In November, Arauco was awarded the prestigious 2010 Pulp & Paper International Award for Business Strategy of the Year. Organized by RISI, the international forest products industry information service, the PPI Awards honors leadership, vision, innovation and strategic accomplishments within the global pulp and paper industry.

Arauco received this award in recognition of its strategic, integrated approach to rebuild its operations and the communities near its facilities in the aftermath of the February 27, 2010 earthquake and tsunami in south-central Chile.

Interim Review Third Quarter 2010 Results

November 24th, 2010

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	3Q 10	2Q 10	3Q 09
Revenue	1,035.1	913.4	834.7
Cost of Sales	(614.1)	(536.1)	(572.0)
Gross Profit	421.0	377.3	262.7
Other operating income	80.3	64.0	52.2
Distribution costs	(103.4)	(89.9)	(105.0)
Administrative expenses	(74.8)	(75.8)	(65.2)
Other operating expenses	(12.2)	9.9	(5.6)
Other income (loss)	(0.1)	0.4	0.0
Financial income	3.3	2.1	5.4
Financial costs	(61.6)	(57.6)	(46.0)
Participation in (loss) profit in associates and joint ventures accounted through equity method	(0.9)	(0.6)	(0.3)
Exchange rate differences	11.9	(8.4)	20.8
Income before income tax	263.4	221.4	118.9
Income tax	(64.3)	(46.6)	(23.4)
Net Income	199.1	174.7	95.5
Profit attributable to parent company	198.8	174.1	93.3
Profit attributable to non-parent company	0.3	0.7	2.2

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Third Quarter 2010 Results

November 24th, 2010

Consolidated Balance Sheet

In U.S. Million	3Q 10	2Q 10	3Q 09
Cash and cash equivalents	889.6	358.3	657.4
Other current financial assets	2.9	4.3	5.8
Other current non-financial assets	155.5	90.0	65.2
Trade and other receivables, net	912.4	874.5	600.5
Related party receivables	7.9	8.0	3.6
Inventories	701.1	638.2	624.8
Biological assets, current	292.3	305.5	241.1
Tax assets	62.9	128.2	142.1
Total Current Assets	3,024.6	2,407.2	2,340.5
Other non-current financial assets	34.2	12.5	8.9
Other non-current non-financial assets	45.3	40.1	32.5
Investments accounted through equity method	496.5	489.5	143.1
Intangible assets	11.4	11.6	77.6
Goodwill	65.5	61.7	0.0
Property, plant and equipment	5,004.0	4,920.5	4,991.3
Biological assets, non-current	3,467.3	3,415.0	3,551.3
Deferred tax assets	122.0	119.1	119.4
Total Non-Current Assets	9,246.2	9,070.2	8,924.2

TOTAL ASSETS	12,270.7	11,477.4	11,264.7

Other financial liabilities, current	565.9	382.7	520.8
Trade and other payables	407.6	359.2	332.8
Related party payables	10.4	10.9	10.3
Other provisions, current	5.6	5.6	4.6
Tax liabilities	59.7	40.4	13.0
Current provision for employee benefits	2.7	2.3	2.1
Other non-financial liabilities, current	207.8	117.0	55.9
Total Current Liabilities	1,259.8	918.1	939.4
Other non-current financial liabilities	2,892.0	2,639.1	2,650.9
Other provisions, non-current	7.4	7.1	37.6
Deferred tax liabilities	1,301.2	1,285.8	1,239.8
Non-current provision for employee benefits	34.0	27.1	22.9
Other non-financial liabilities, non-current	129.8	120.5	116.5
Total Non-Current Liabilities	4,364.4	4,079.6	4,067.7
Non-parent participation	104.3	102.2	123.0
Net equity attributable to parent company	6,542.3	6,377.4	6,134.6

TOTAL LIABILITIES AND EQUITY	12,270.7	11,477.4	11,264.7

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Third Quarter 2010 Results

November 24th, 2010

Consolidated Statement of Cash Flows

In U.S. Million	3Q 10	2Q 10	3Q 09
Collection of accounts receivables	973.0	794.2	868.8
Collection from insurance claims	100.0	0.0	0.0
Payments of suppliers and personnel (less)	(851.1)	(565.2)	(602.6)
Other expenses paid (less)	47.4	23.4	32.0
Dividends and other distributions received	0.0	6.4	5.0
Dividends paid	(3.4)	(7.1)	9.4
Interest paid and received	(57.0)	(26.7)	(43.3)
Income tax paid	(7.0)	37.2	42.7
Net Cash Provided by (Used in) Operating Activities	201.8	262.3	312.0
Capital Expenditures	(72.8)	(175.5)	(241.1)
Other investment cash flow	4.3	(1.3)	3.5
Net Cash Provided by (Used in) Investing Activities	(68.5)	(176.8)	(237.7)
Debt issuance	743.9	10.4	565.4
Debt repayment	(360.6)	(52.1)	(293.2)
Other financing cash flow	(0.0)	(52.3)	(11.9)
Net Cash Provided by (Used in) Financing Activities	383.3	(94.0)	260.3
Total Cash Inflow (Outflow) of the Period	516.6	(8.5)	334.6
Effect of inflation on cash and cash equivalents	14.6	(6.5)	6.1
Cash and Cash equivalents at beginning of the period	358.3	373.4	316.7
Cash and Cash equivalents at end of the period	889.5	358.3	657.4

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information, please contact:

Francisca Birke

francisca.birke@arauco.cl

Phone: (56-2) 461 7293

Paola Sánchez

paola.sanchez@arauco.cl

Phone: (56-2) 461 7494

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 461 7221